SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities and Exchange Act of 1934

(Amendment No. 1)

MCAFEE.COM CORPORATION
(Name of Issuer)

MCAFEE.COM CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

Class A Common Stock: 579062100
(CUSIP Number of Class of Securities)

Evan S. Collins
Vice President, Chief Financial Officer and Secretary
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, California 94086
(408) 992-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
(650) 470-4500

This statement is filed in connection with (check the appropriate box):

a.    ☐  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    ☐  The filing of a registration statement under the Securities Act of 1933.
c.    ☒  A tender offer.
d.    ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee(*)

$1	$1

*
Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(b) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $17.10, the average of the high and low sales prices of McAfee.com Class A common stock on the Nasdaq National Market on August 20, 2002 and (ii) 13,336,565, the expected maximum number of shares of McAfee.com common stock to be acquired in the Offer and the merger (including exercisable options), minus (iii) $106,692,520, the aggregate cash consideration expected to be paid for such shares. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the Transaction Value. The fee due is offset against the fee paid by the bidder, Networks Associates, Inc. on March 29, 2002 in connection with the filing of a Registration Statement on Form S-4 (File No. 333-85170) that was subsequently withdrawn on April 25, 2002, and also against which Networks Associates, Inc. offset the fee due in connection with the filing on July 2, 2002 of a Registration Statement on Form S-4 (File No. 333-91746).

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form of Registration No.:

Filing Party:

Date Filed:

This Amendment No. 1 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2002 (as amended, the “Schedule 13E-3”) by McAfee.com Corporation, a Delaware corporation (“McAfee.com”). The filing person is the subject company. This Schedule 13E-3 relates to the exchange offer by Network Associates, Inc., a Delaware corporation (“Network Associates”), pursuant to which each outstanding share of Class A common stock of McAfee.com may be exchanged for $8.00 plus 0.675 of a share of Network Associates common stock, upon the terms and subject to the conditions set forth in an amended and restated offer to exchange prospectus (the “Offer to Exchange”) contained in Amendment No. 7 to the Registration Statement on Form S-4, dated August 29, 2002, that Network Associates filed with Commission on the same date (as amended, the “Registration Statement”) and in the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of the Class A common stock of McAfee.com. Except as otherwise indicated, the information set forth in the initial Schedule 13E-3 remains unchanged.

Except as otherwise set forth below, the information set forth in each of the Offer to Exchange and Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com with the Commission on September 4, 2002, which amends and restates Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com with the Commission on August 23, 2002, is expressly incorporated herein by reference only to the extent such information is required in response to the items of Schedule 13E-3; provided, that such incorporation by reference expressly excludes the information set forth under the headings “Network Associates Selected Historical Financial Data,” “Financial Forecasts” and “Where You Can Find More Information” in the Offer to Exchange.

ITEM 16.    EXHIBITS

Item 16 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.
Exhibit (a)(10)
Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com Corporation with the Securities and Exchange Commission on September 4, 2002 and incorporated herein by reference

Exhibit (a)(11)	Prospectus, dated August 29, 2002(5)

Item 16 is hereby amended and supplemented by adding the following footnote thereto:

(5)	Incorporated by Reference from Amendment No. 7 to Networks Associates, Inc.’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 29, 2002

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCAFEE.COM CORPORATION

By:	/s/ EVAN S. COLLINS
Evan S. Collins Vice President, Chief Financial Officer and Secretary
Dated: September 4, 2002

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